SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                            ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Interim Report to Stockholders for the three-month period ended March 31, 2006

2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program, including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; disruption of production or vehicle deliveries, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

3

DAIMLERCHRYSLER

Q1 2006

Interim Report

Contents

3	Management Report
8	Mercedes Car Group
9	Chrysler Group
10	Truck Group
11	Financial Services
12	Van, Bus, Other
14	Consolidated Financial Statements
18	Notes to Consolidated Financial Statements
27	Financial Calendar

Q1

DaimlerChrysler Group

Amounts in millions of €	Q1 2006	Q1 2005	Change in %

Revenues	37,185	31,744	+17	(1)
Western Europe	11,847	10,004	+18
Germany	5,086	4,302	+18
USA	16,573	14,589	+14
Other markets	8,765	7,151	+23
Employees (March 31)	368,853	386,789	-5
Research and development costs	1,384	1,347	+3
Investment in property, plant and equipment	1,440	1,475	-2
Cash provided by operating activities	2,984	3,440	-13
Operating profit	891	628	+42
Net income	299	288	+4
per share (in €)	0.29	0.28	+4

(1) A 12% increase after adjusting for the effects of currency translation.

Revenues

(in billions of €)

Operating Profit

(in billions of €)

Net Income

(in billions of €)

Earnings per Share

(in €)

2005
2006

Management Report

•                  Group operating profit up from €628 million to €891 million

•                  Net income of €299 million (Q1 2005: €288 million)

•                  Earnings per share of €0.29 (Q1 2005: €0.28)

•                  Increase in revenues from €31.7 billion to €37.2 billion

•                  Operating profit of more than €6 billion anticipated for full-year 2006

Business developments

Positive development of world economy and automotive industry

•                  Global economic developments were very positive in the first quarter of this year, despite the continuation of high raw-material prices and rising interest rates. This applies in particular to the United States and China, but also to Japan, most of the emerging economies and some of the countries of Western Europe. A slight upturn in demand was apparent in Western Europe.

•                  Worldwide demand for automobiles was also very positive in most markets. This was primarily due to the stable economic situation as well as a large number of new vehicles launched. Whereas demand for automobiles remained stable in the United States, Western Europe and Japan, demand in the Asian emerging markets expanded significantly. Worldwide demand for commercial vehicles generally remained at the high level of the prior year, especially for medium and heavy-duty trucks.

Announcement of new management model

•                  On January 24, 2006, DaimlerChrysler announced a new management model with the goal of improving the company’s competitiveness to allow further profitable growth. The model is designed to continue DaimlerChrysler’s integration, to focus its operations even more effectively on their core processes, and to promote collaboration within the Group. Furthermore, the duplication of activities is to be reduced.

•                  The structural changes include the consolidation and integration of all management functions such as finance and controlling, human resources, strategy and IT. These functions will be unified and will report to the member of the Board of Management responsible for the respective function throughout the Group. Overlaps between the Group level and the operating levels will be reduced. The integration of the management functions will lead to shorter, faster and more streamlined reporting chains and decision processes, while reducing complexity at the Group.

•                  In this context, we decided that the Commercial Vehicles division will focus on the core truck business under the name Truck Group. Buses and vans will be directly managed as independent businesses. The results of the bus and van business will be reported in the new segment “Van, Bus, Other” as of the first quarter of this year. The prior-year figures of the segments affected have been adjusted to the new structure for the sake of comparability.

•                  As a result of eliminating duplicate activities, consolidating management functions and optimizing processes, the size of the workforce will be reduced by some 6,000 employees over the next three years. This figure represents around 20% of all positions in administrative departments worldwide. The reduction is to take place via early retirement and exit agreements with severance payments.

Share Price Index

•                  The total expense, mainly comprising severance payments and investments in the harmonization and standardization of processes and systems, will probably amount to approximately €2 billion in the years of 2006 through 2008; the operating profit in 2006 is likely to be impacted by €0.5 billion.

Decisions made on smart and EADS

•                  At the end of March, we made decisions on additional measures to achieve profitability at smart as of the year 2007 and to secure the brand’s long-term future. The measures planned include the consistent focus on the smart fortwo model, the discontinuation of the smart forfour, anchoring the smart fortwo as a long-term fixed and important component of DaimlerChrysler’s product portfolio, and the complete integration of smart in the organization of Mercedes-Benz. The expenses required to finance these measures are likely to reach a magnitude of approximately €1 billion; nearly all of this amount is taken into account in the earnings of the first quarter.

•                  At the beginning of April, we decided to reduce our 30% equity interest in the European Aeronautic Defence and Space Company (EADS) to 22.5%. The market value of the 7.5% reduction amounts to approximately €2.0 billion. The transaction is to be concluded in the period between January and April 2007 and will have a positive effect on net income for the year 2007 of around €1 billion. This sale represents a further stage in the concentration on our core automotive business. DaimlerChrysler will continue to be an important shareholder in EADS in the future, with an equity interest of at least 15%.

•                  In March 2006, after receiving the approval of the anti-trust authorities, we concluded the sale of our off-highway activities to the Swedish financial investor, EQT, as agreed in December 2005.

Significant increase in unit sales and revenues in the first quarter

•                  DaimlerChrysler sold 1.15 million vehicles worldwide in the first quarter of 2006, surpassing the figure for Q1 2005 by 6%.

•                  The Mercedes Car Group increased its unit sales by 14% to 281,500 vehicles. The Chrysler Group also shipped more vehicles than in the prior-year quarter: a total of 695,400 passenger cars and light trucks (+4%). Unit sales by the Truck Group of 119,300 trucks were slightly below the high level of the prior-year period. In addition, 59,700 vans and 7,800 buses were sold in the first quarter (Q1 2005: 51,600 vans and 7,500 buses). The Financial Services division increased its contract volume by 9% to €116.3 billion.

•                  As a result of the positive development of unit sales, the Group’s total revenues increased by 17% to €37.2 billion. Adjusted for exchange-rate effects, revenues rose by 12%.

Profitability

Operating Profit (Loss) by Segment	Q1 2006	Q1 2005	Change in %
Amounts in millions of €

Mercedes Car Group	(678)	(954)	+29
Chrysler Group	119	252	-53
Truck Group	426	698	-39
Financial Services	448	328	+37
Van, Bus, Other	423	234	+81
Eliminations	153	70	+119
DaimlerChrysler Group	891	628	+42

Group operating profit impacted by focus on the smart fortwo

•                  DaimlerChrysler recorded an operating profit of €891 million in the first quarter of 2006 (Q1 2005: €628 million). Earnings in both years were negatively affected by substantial expenses relating to smart. In the first quarter of this year, charges of €982 million were recognized as a result of the decision to discontinue the smart forfour model, while earnings in the first quarter of the prior year were reduced by €800 million due to the realignment of the smart business model. In addition, the continuation of the staff-reduction program in the context of CORE at the Mercedes Car Group caused expenses of €203 million. There was a positive effect of €234 million in the first quarter of 2006 from DaimlerChrysler’s off-highway business, which was sold to EQT, a Swedish financial investor. This income is included in the operating profit of the Van, Bus, Other segment. In addition, the adjustment of a provision for obligations relating to early retirement programs due to the application of a new accounting standard led to income of €166 million. The Truck Group’s earnings for the prior year period included exceptional income of €276 million.

•                  The development of the Group’s operating profit in the first quarter of 2006 primarily reflects the higher unit sales and further efficiency improvements, as well as lower risk costs at Financial Services. The charges recognized at the Chrysler Group were mainly related to the negative net pricing development caused by intense competition in the North American market.

•                  Exchange-rate effects had only a slight negative effect on operating profit during the reporting period. Positive effects on earnings from the translation of subsidiaries’ financial statements into euros, especially due to the appreciation of the US dollar against the euro, were offset by less favorable currency hedging rates compared to the prior year period.

•                  The Mercedes Car Group reported an operating loss of €678 million (Q1 2005: operating loss of €954 million). The planned discontinuation of the smart forfour resulted in expenses totaling €982 million, primarily related to provisions for compensation payments to contractual partners and the valuation of vehicle inventories. In the prior-year quarter, charges of

€800 million were recognized for the realignment of the smart business model. Earnings in the first quarter of 2006 were also reduced by €203 million due to the ongoing staff reductions at Mercedes-Benz Passenger Cars in the context of the CORE program. By the end of the first quarter, approximately 7,800 employees had signed voluntary severance agreements or had taken advantage of early retirement. A positive effect on earnings in the amount of €91 million resulted from the application of a new accounting standard, which led to an adjustment of the provision for early retirement obligations.

•                  Adjusted to exclude these above-mentioned items in both years, the Mercedes Car Group increased its operating profit significantly. This was due to higher unit sales and an improved model mix, resulting in particular from the launch of the new S-Class, M-Class and R-Class. Furthermore, the efficiency improving measures initiated in the context of the CORE program also had a positive effect. However, there was a negative impact on earnings from less favorable currency hedging conditions than in the prior-year period.

•                  Although market conditions remained difficult in North America, the Chrysler Group posted an operating profit of €119 million in the first quarter of 2006, compared with an operating profit of €252 million in Q1 2005.

•                  The decrease in operating profit was primarily the result of negative net pricing and shifts in product and market mix, partially offset by an increase in worldwide factory unit sales.

•                  The Truck Group posted a first-quarter operating profit of €426 million (Q1 2005: €698 million). The prior-year figure included income of €276 million from the settlement agreement reached with Mitsubishi Motors Corporation related to the expenses incurred for quality actions and recall campaigns at Mitsubishi Fuso Truck and Bus Corporation.

•                  Positive effects on earnings from the ongoing high level of unit sales combined with an improved model mix and the efficiency improvements resulting from the Global Excellence program almost offset higher expenses for new vehicle projects and to fulfill future emission regulations. The adjustment of the provision for early retirement obligations due to the application of a new accounting standard led to income of €55 million.

•                  The Financial Services division increased its first-quarter operating profit from €328 million to €448 million.

•                  This increase in earnings was aided by lower risk costs, the increased volume of business, the positive earnings trend at Toll Collect and the stronger US dollar compared with the prior-year period. These factors more than offset the negative impact from a higher level of interest rates.

•                  The operating profit reported by the Van, Bus, Other segment increased to €423 million, compared with €234 million in the first quarter of last year.

•                  The result includes income of €234 million from the disposal of DaimlerChrysler’s off-highway business. The sale to EQT, a Swedish financial investor, was agreed upon in December 2005 and was completed in the first quarter after receiving the approval of the antitrust authorities.

•                  Vans and Buses made a positive contribution to the segment’s operating profit. The operating profit of the vans business was affected by a very pleasing development of unit sales and by expenses for the startup of the new Sprinter generation. The bus business improved its result due to higher unit sales and further efficiency improvements.

•                  The contribution to earnings from EADS was positive, but below the very high level of the prior-year quarter. The decrease was, amongst others, a result of less advantageous currency hedging rates than in the prior year period, particularly for the US dollar, partially offset by measures taken to improve efficiency and by increased unit sales.

Reconciliation of Group Operating Profit to Income before Financial Income	Q1 2006	Q1 2005	Change in %
Amounts in millions of €

Operating profit	891	628	+42
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(322)	(289)	-11
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(233)	(181)	-29
Miscellaneous items	(1)	(1)	0
Income before financial income	335	157	+113

•                  Financial expense amounted to €60 million in the first quarter (Q1 2005: financial income of €80 million). The result includes an increase of €88 million in income from investments to €115 million, primarily due to the improved contribution to earnings from our investment in Toll Collect, which is accounted for using the equity method. Net interest expense increased from €42 million to €114 million, mainly as a result of unrealized losses from the mark-to-market valuation of derivative financial instruments that did not qualify for hedge accounting treatment. Other financial expense amounted to €61 million, compared with other financial income of €95 million in Q1 2005. This development is primarily a reflection of income from the sale of securities in the prior-year period.

•                  DaimlerChrysler posted first-quarter net income of €299 million (Q1 2005: €288 million). The increase in operating profit of €263 million was largely offset by the higher net interest expense and the other financial expense. The charges related to the discontinuation of the smart forfour model and the realignment of the smart business model in the prior-year quarter had a negative effect on net income of €604 million and €512 million, respectively.

•                  Earnings per share amounted to €0.29, compared with €0.28 in the first quarter of 2005.

Cash Flow

•      Cash provided by operating activities of €3.0 billion was lower than in the first quarter of 2005 (€3.4 billion). The decrease was primarily due to a rise in inventory-related receivables from financial services, but was also reduced by the severance payments connected with the headcount reduction at the Mercedes Car Group (€0.6 billion) and higher tax payments. There were opposing effects from the lower increase in inventories than in the prior-year quarter and the higher proportion of operate-lease contracts to sales financing contracts in the financial-services business.

•      Cash used for investing activities increased by €2.2 billion to €3.6 billion, due not only to the increase in equipment on operating leases, but also to the development of receivables from financial services provided to end customers. This was mainly a result of lower payments received on existing receivables and lower proceeds from the sale of these receivables. Although cash outflows for new financing contracts decreased, this did not compensate for the aforementioned effects. Higher proceeds from the sale of businesses reduced the cash outflow for investing activities. This was mainly due to the sale of the Off Highway business unit, which gave rise to a net cash inflow of around €0.8 billion. Capital expenditure for property, plant and equipment was almost unchanged.

•      Cash used for financing activities amounted to €0.6 billion. This was primarily the result of the (net) repayment of financial liabilities, and was almost unchanged compared with the prior-year quarter.

•      Cash and cash equivalents with an original maturity of three months or less at March 31, 2006 decreased by €1.3 billion compared with December 31, 2005, after taking currency-translation effects into consideration. Total liquidity, which also includes deposits and marketable securities with an original maturity of more than three months, decreased from €12.6 billion to €11.0 billion due to optimized processes in the Group’s liquidity-management.

Financial Position

•                  Compared with December 31, 2005, total assets decreased by €2.3 billion to €199.3 billion. After adjusting for currency translation effects of €3.0 billion, there was an increase of €0.7 billion, primarily due to the expansion of the leasing and sales-financing business.

•                  Equipment on operating leases and receivables from financial services totaled €96.3 million (December 31, 2005: €95.3 million), equivalent to 48% of total assets. An increase in the portfolio of operate-lease and sales financing contracts was partially offset by effects of currency translation. The increase in inventories and trade liabilities was related to the development of production volume during the year. The change in other assets was due not only to exchange rate effects, but also to a decrease in retained interests in sold receivables (asset-backed securities).

•                  Accrued liabilities decreased, mainly due to the effects of currency translation. There was a rise, however, related to the planned discontinuation of the smart forfour. The change in financial liabilities was almost exclusively due to currency translation effects.

•                  Stockholders’ equity of €36.5 billion at March 31, 2006, was almost unchanged from the level at December 31, 2005. The main reasons for the slight increase were the positive net income as well as the valuation of available-for-sale securities (with no effect on earnings). Opposing effects resulted from the currency translation of equity.

•                  The Group’s equity ratio as of March 31, 2006, adjusted for the dividend distribution in April 2006, was 17.6% (December 31, 2006: 17.3%). The equity ratio for the industrial business was 25.5% (December 31, 2005: 24.8%). The increase in the equity ratio was primarily due to the decrease in total assets.

Workforce

•                  At the end of the first quarter of 2006, DaimlerChrysler employed a workforce of 368,853 people worldwide (end of Q1 2005: 386,789). Of this total, 171,176 were employed in Germany and 96,531 in the United States (end of Q1 2005: 184,936 and 98,701, respectively).

•                  The total number of employees decreased compared with the position a year earlier primarily due to the staff-reduction measures initiated at the Mercedes Car Group (-6%) at the end of September 2005 and the sale of the off-highway business with approximately 7,000 employees. The number of persons employed at the Chrysler Group decreased by 3%. Employment levels at the Truck Group and at Financial Services were similar to the figures at the end of Q1 2005.

Outlook

•                  DaimlerChrysler assumes that the world economy’s rate of expansion will slow down during the course of the year in comparison with the first quarter, primarily due to high raw-material prices, particularly for oil, further rises in interest rates and global imbalances such as the United States’ growing foreign-trade deficit. Provided that general conditions remain stable, the world economy should grow in the year 2006 at about the same rate as in the prior year.

•                  Parallel to the development of the world economy, the dynamism of global demand for automobiles is likely to decrease slightly. For full-year 2006, we therefore anticipate a growth rate similar to that in 2005. Whereas market volumes at prior-year levels are the best that can be expected for the United States and Western Europe, demand should increase significantly in almost all of the large emerging economies. Slight growth is expected for Japan. Worldwide demand for commercial vehicles is likely to remain at a high level in 2006. We assume that competitive pressure in the automotive industry will intensify as a result of worldwide over-capacity.

•                  DaimlerChrysler anticipates unit sales in 2006 in the magnitude of the prior year (2005: 4.8 million vehicles).

•                  At the Mercedes Car Group, we expect full-year unit sales in the magnitude of 2005, combined with an improved model mix. The product offensive will continue this year with the new GL-Class, the CL coupe based on the new S-Class, the revised SL roadster and above all with the new generation of the E-Class, which we presented in the middle of April. At smart, we will focus on the smart fortwo. At the same time, the CORE efficiency-improving program will be continued.

•                  The Chrysler Group assumes that unit sales will remain stable in an unchanged difficult market environment in 2006. We will launch a total of ten new models on the market in the course of the year, although a large number of them will not be available for sale until the second half of the year. However, the Chrysler Group will continue its actions to improve productivity, quality and customer satisfaction in the current year.

•                  The Truck Group anticipates stable unit sales for full-year 2006. We will continue modernizing our product range with the Mitsubishi Fuso Canter light truck with hybrid drive, the Stratosphere heavy-duty truck from Western Star and the Sterling 360 light-duty delivery truck. We will also continue with the consistent implementation of the Global Excellence program.

•                  The Financial Services division looks forward to moderate growth in contract volume during the course of the year, taking into consideration the rising level of interest rates. Financial Services will further intensify its cooperation with the vehicle units. In the coming years, we intend to further enhance customer and dealer satisfaction and process quality while achieving efficiency improvements.

•                  The Vans unit expects lower unit sales than in 2005 due to the Sprinter model change. For the bus activities we assume that unit sales will remain at the high level of the prior year. EADS plans for a stable market for civil aircraft in the year 2006, Airbus deliveries should increase again compared with the prior year.

•                  The DaimlerChrysler Group anticipates a slight increase in revenues in the year 2006 (2005: €149.8 billion).

•                  The Group’s workforce is expected to decrease further by the end of the year due to the implementation of the staff-reduction programs.

•                  For full-year 2006, DaimlerChrysler anticipates an improvement in profitability and operating profit to exceed €6 billion. This figure includes charges for the implementation of the new management model (€0.5 billion), for the focus on the smart fortwo (€1 billion) and for the staff reductions at the Mercedes Car Group (€0.4 billion), as well as a gain on the disposal of the off-highway business (€0.2 billion).

Forward-looking statements in this Interim Report:

This interim report contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program, including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; disruption of production or vehicle deliveries, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Mercedes Car Group

•                  Unit sales significantly higher than in prior-year quarter at 281,500 vehicles

•                  Great market success for new models

•                  Focus of smart brand on smart fortwo

•                  Operating profit impacted by special items

Amounts in millions of €	Q1 2006	Q1 2005	Change in %

Operating profit (loss)	(678)	(954)	+29
Revenues	12,324	10,383	+19
Unit sales	281,458	246,968	+14
Production	317,785	278,035	+14
Employees (March 31)	100,344	107,077	-6

Significant increases in unit sales and revenues

•                  The Mercedes Car Group sold 281,500 vehicles in the first quarter of this year, surpassing the figure for Q1 2005 by 14%. First-quarter revenues increased by 19%. Due to expenses related to staff reductions (€203 million) and the focus of the smart brand on the fortwo model (€982 million), the division posted an operating loss of €678 million.

Successful new Mercedes-Benz models

•                  Unit sales of the Mercedes-Benz brand increased by 16% to 255,200 vehicles in the first quarter. In particular, the new M-Class and the B-Class contributed to this growth, selling 25,400 and 30,600 units respectively. Following its successful start in Europe and Asia, the new S-Class has been available in the United States since February. We sold a total of 25,400 S-Class cars in the first quarter and set a new record for the S-Class sedan. In March, we launched the revised version of the SL roadster. Unit sales of the R-Class, available in the United States since the fall of 2005 and now also in Europe since February, amounted to 8,200 vehicles. Unit sales of the C-Class and the E-Class decreased for model-lifecycle reasons. We expect sales of the E-Class to rise during the course of the year due to the launch of the new-generation model in the second quarter.

•                  In Germany, Mercedes-Benz increased its sales of passenger cars by 10% to 68,800 units in the first quarter. Outside Germany, unit sales rose by 18% to 186,400 vehicles.

New products presented in Detroit and Geneva

•                  The Mercedes-Benz GL-Class had its world debut at this year’s Detroit Motor Show. This all-new premium-class sport utility vehicle, which will be launched in the United States in May and in Europe as of September 2006, combines off-road versatility with tremendous space, a comfortable ride and levels of luxury unique in this segment.

Unit sales	Q1 2006	Q1 2005	Change in %

Total	281,458	246,968	+14
Western Europe	180,128	154,998	+16
Germany	75,705	70,455	+7
United States	48,304	49,800	-3
Japan	13,158	10,234	+29
Other markets	39,868	31,936	+25

•                  At the Geneva Motor Show, we presented the exclusive high-performance models, CLS 63 AMG and CLK 63 AMG, as well as the SL roadster models with upgraded technology, design and equipment, and the AMG versions, SL 55 AMG and SL 65 AMG.

•                  The outstanding new models shown in Detroit and Geneva included our pioneering BlueTec diesel technology. In the fall of this year, we will launch the world’s cleanest diesel car in the US market: the E 320 BlueTec.

Staff reductions at German locations running according to schedule

•                  In the context of the staff-reduction program now being implemented, some 7,800 employees had either signed agreements regulating their departure or had already left the company by the end of the first quarter. This means that less than six months after starting the program, we are already very close to our target of a total reduction of 8,500 jobs.

Focusing the smart brand on the smart fortwo

•                  Worldwide unit sales by smart amounted to 26,200 vehicles - similar to the figure for the prior-year quarter. The smart fortwo model continued to defend its position, posting 3% growth in unit sales.

•                  As announced at the end of March, the brand will focus on the smart fortwo in the future, completely integrating all functions in the Mercedes-Benz organization. This is intended to secure the profitability of smart as of the year 2007 and to secure the brand’s long-term future. We will launch the successor model to the smart fortwo in Europe next year.

Chrysler Group

•                  Shipments and retail sales increase by 4%

•                  New models presented to start off second product offensive

•                  Market launch of Dodge Caliber

•                  Operating profit of €119 million

Amounts in millions of €	Q1 2006	Q1 2005	Change in %

Operating profit	119	252	-53
Revenues	12,572	10,735	+17
Unit sales	695,356	666,675	+4
Production	674,312	681,938	-1
Employees (March 31)	82,562	85,164	-3

Increased sales due to new models

•                  The Chrysler Group’s first-quarter retail sales increased by 4% to 690,700 vehicles. The growth was primarily due to the market success of the new products launched in 2005, including the new Dodge Charger (31,400 units) and the Jeep® Commander (20,200 units). Market share in the United States in the first quarter increased to 13.9% (Q1 2005: 13.7%). Dealers’ inventories in the US decreased to 608,200 vehicles at the end of the quarter (end of Q1 2005: 618,000), equivalent to 76 days’ supply (end of Q1 2005: 78 days’ supply).

•                  Factory shipments in the first quarter increased by 4% to 695,400 vehicles. Car shipments - led in particular by the Chrysler 300/300C and the Dodge Charger - increased by 19% to 180,000 units and light trucks rose by 11% to 144,000 units. Shipments of SUVs, minivans and sports tourers decreased slightly, however.

•                  Revenues of €12.6 billion were 17% higher than the figure for the prior-year quarter. Measured in U.S. dollars, revenues increased by 7%. Due to the more intense competitive situation, operating profit decreased from €252 million to €119 million.

Second product offensive starts in 2006

•                  The Chrysler Group started production of the all-new Dodge Caliber compact car in the first quarter of 2006. This vehicle combines the bold styling of a crossover vehicle with excellent interior functionality. Due to its affordability, a large selection of gasoline and diesel engines and the availability of left and right-hand-drive versions, this vehicle should spearhead the Dodge brand’s international expansion. The Dodge Caliber is assembled at our plant in Belvidere, Illinois, where production can be quickly and automatically switched between up to four different models, depending on demand.

Unit sales	Q1 2006	Q1 2005	Change in %

Total	695,356	666,675	+4
NAFTA	651,505	630,629	+3
United States	574,382	560,939	+2
Other markets	43,851	36,046	+22

•                  Other vehicles to be introduced in 2006 include the Jeep® Compass and Jeep® Patriot (compact SUVs), two- and four-door versions of the Jeep® Wrangler, the Chrysler Aspen, the Dodge Nitro and the Dodge Ram Chassis-Cab. These new models are based on existing platforms and can be assembled in various flexible plants of the Chrysler Group. The compact vehicles will also use the Chrysler Group’s new fuel-efficient four-cylinder gasoline “world engines”, which were designed in conjunction with Mitsubishi Motors and Hyundai Motor.

•                  The Chrysler Group also revealed several concept vehicles in the first quarter, including the Dodge Challenger and the Chrysler Imperial, derivatives of the rear-wheel-drive large-car platform. And we presented the Dodge Rampage pickup truck with people and cargo-carrying innovations, as well as the Dodge Hornet, a versatile small car with European appeal.

Announcement of changes to health care programs for salaried staff and retired persons

•                  Effective January 1, 2007, the Chrysler Group’s non-union salaried staff will pay health care premiums based on their rank and salary level. Pre-Medicare-eligible retirees will pay a scaled share of annual increases proportionate to their salary at the time of retirement, and retirees eligible for Medicare will receive contributions into a Health Care Retirement Account instead of additional health care benefits. These changes address the Chrysler Group’s need to reduce costs while continuing to provide employees and retirees with a high standard of health care.

Truck Group

•                  Worldwide truck business integrated in the Truck Group

•                  Unit sales close to high prior-year level

•                  Continuation of high market volumes

•                  Operating profit of €426 million

Amounts in millions of €	Q1 2006	Q1 2005	Change in %

Operating profit	426	698	-39
Revenues	7,378	6,733	+10
Unit sales	119,343	121,722	-2
Production	125,683	130,267	-4
Employees (March 31)	83,733	84,274	-1

Focus on trucks

•                  The newly created Truck Group division focuses on the worldwide truck business. This enables us to implement the Global Excellence program even more efficiently. The primary aim of this program is to make the truck business less dependent on the market cycles typical of the industry and to remain reasonably profitable also when markets are weak.

Revenue growth in the first quarter

•                  The Truck Group’s unit sales continued the positive development of last year in the first quarter of 2006. Sales of 119,300 vehicles were close to the figure for Q1 2005. We succeeded in gaining market share in some important markets. Revenues increased by 10% to €7.4 billion. Operating profit of €426 million was lower than in the prior-year period, which was boosted by special income of €276 million.

Positive sales trends in Western Europe, the NAFTA region and Japan

•                  As a result of the success of the Actros, Atego and Axor series, which are offered with the new BlueTec technology, unit sales in Western Europe increased by 2% to 16,200 trucks. With BlueTec, our trucks already fulfill the Euro-4 and Euro-5 emission regulations. Due in particular to lower demand in the Near and Middle East, unit sales by Trucks Europe/Latin America decreased by 7% compared with the prior-year period.

•                  Unit sales by Trucks NAFTA increased by 5% to 50,700 units. This was primarily a result of positive developments in the segment of heavy-duty trucks benefiting our Freightliner and Western Star brands. The high demand was mainly caused by purchases brought forward because of the upcoming emission standard EPA07.

Unit sales	Q1 2006	Q1 2005	Change in %

Total	119,343	121,722	-2
Western Europe	24,545	21,793	+13
Germany	14,011	11,654	+20
United States	39,557	39,011	+1
South America	8,960	9,018	-1
Asia	28,748	36,853	-22
Other markets	17,533	15,047	+17

•                  Fuso posted unit sales of 38,700 vehicles (Q1 2005: 41,300). The 25% increase in Japan to 14,400 units was offset by a 19% decrease in unit sales in other markets to 24,300 vehicles. This was caused by a sharp drop in demand in the Indonesian market.

Integration of Fuso dealers

•                  As a result of the integration of 26 dealers in Japan effective March 1, 2006, in the future Fuso will be able to attain uniform standards in the key functions of sales and service, allowing a homogenous market image.

New development and test center

•                  Work began on the construction of a new development and test center at the truck plant in Wörth during the first quarter of this year. This will promote even closer integration of the functions of development and production. Completion is planned for the year 2007.

Market launch of the Sterling 360

•                  At the beginning of the year, the new Sterling 360 truck was launched in North America. Equipped with a 4.9-liter diesel engine and a six-gear automatic transmission, this new truck of the Classes 3 to 5 can be used for long-distance haulage, local deliveries or construction-site transportation. The Sterling 360 is based on Mitsubishi Fuso’s Canter series and is produced in Kawasaki, Japan. This is a further example of realizing synergy effects through the close cooperation within the Truck Group.

Financial Services

•                  Very positive business developments in first quarter

•                  Further increase in contract volume

•                  Continued expansion of product range

•                  Significant increase in operating profit

Amounts in millions of €	Q1 2006	Q1 2005	Change in %

Operating profit	448	328	+37
Revenues	4,109	3,567	+15
Contract volume	116,301	106,917	+9
New business	13,717	11,976	+15
Employees (March 31)	11,156	11,379	-2

Financial Services continues its profitable growth

•                  The Financial Services division continued its positive business development of last year in the first quarter of 2006. New business of €13.7 billion exceeded the level of Q1 2005 by 15%. Contract volume of €116.3 billion at the end of the period was 9% higher than a year earlier; the increase amounted to 3% after adjusting for the effects of currency translation. Operating profit improved to €448 million (Q1 2005: €328 million).

Improved conditions in the Americas region

•                  In the Americas region (North and South America), Financial Services’ most important market, we expanded our new business by 15% to €9.8 billion. Contract volume increased from €77.1 billion to €84.9 billion. Adjusted for exchange-rate effects, the increase amounted to 2%. The growth was primarily due to very positive developments in North America, but also to improved economic conditions in the markets of South America.

•                  The goals of the measures taken and projects initiated in the first quarter are to improve profitability and cost efficiency and above all to achieve greater dealer and customer satisfaction. Within the framework of the “Truck Series Program”, together with dealers we have developed new financial-services products to support truck sales. We succeeded in concluding a sale of 1,200 Freightliner trucks to a major fleet operator as a result of particularly close collaboration with Freightliner and individually tailored leasing conditions. We thus extended our position as the world’s largest financial services provider for commercial vehicles.

•                  We also support dealers with the rapid and efficient processing of leasing and financing transactions. For example, Chrysler Financial completed the introduction of an automated credit-assessment system in the United States in the first quarter, making an important contribution to efficiency improvements for Chrysler, Jeep® and Dodge dealers.

Positive developments in the region Europe, Africa, Asia/Pacific

•                  Contract volume of €31.4 billion in the region of Europe, Africa, Asia/Pacific exceeded the high level of the prior-year quarter. In Western Europe, contract volume increased by 3% and in the markets of Eastern Europe contract volume rose by 5%. In Germany, DaimlerChrysler Bank managed a contract volume of €15.2 billion by the end of the quarter, compared with €14.3 billion a year earlier, and its customer base grew by 6% to approximately 994,000 customers. In the Asia/Pacific region, contract volume increased by 15% to €3.7 billion.

•                  We make an important strategic contribution with our activities in the Asia/Pacific region, helping the Group to enter new market segments and to profit from the growth potential in this region. To support the sales of Mercedes-Benz products in Japan, we added dealer inventory financing to our range of products at the beginning of the year. During the course of this year, we will expand our activities supporting sales of Mitsubishi Fuso commercial vehicles in Japan.

•                  The conclusion of a framework agreement with an international insurer regarding insurance for customer accounts means that we now have uniform conditions worldwide for the protection of outstanding receivables, giving smaller markets access to favorable insurance conditions. We aim to offer all of our leasing and financing customers excellent insurance cover for the risk of inability to pay due to unemployment, illness or death.

Van, Bus, Other

•                  Ongoing strong demand for vans and buses

•                  Continuation of positive business developments at EADS

•                  Sale of DaimlerChrysler Off-Highway concluded

•                  Operating profit of €423 million (Q1 2005: €234 million)

Amounts in millions of €	Q1 2006	Q1 2005	Change in %

Revenues	3,203	2,805	+14
Operating profit	423	234	+81

The new segment of Van, Bus, Other comprises the units Vans and Buses, our equity interest in the European Aeronautic Defence and Space Company (EADS), the Corporate Research area, our real-estate activities and the holding and finance companies. In the year 2005, the Vans and Buses units were included in the Commercial Vehicles division. The figures for the prior-year quarter have therefore been adjusted for comparability.

The sale of the DaimlerChrysler Off-Highway business to EQT, a Swedish financial investor, was completed in March 2006. The disposal resulted in income of €234 million.

Our proportionate share of the operating profit of EADS is included in DaimlerChrysler’s operating profit with a time lag of one quarter.

The first-quarter operating profit of the Van, Bus, Other segment increased from €234 million to €423 million.

Vans

Amounts in millions of €	Q1 2006	Q1 2005	Change in %

Revenues	1,948	1,626	+20
Unit sales	59,724	51,631	+16
Production	60,936	55,916	+9
Employees (March 31)	14,573	13,655	+7

•                  The Mercedes-Benz Vans unit sold 59,700 vehicles worldwide in the first quarter of 2006, an increase of 16% compared with the prior-year period. Revenues amounted to €1.9 billion (Q1 2005: €1.6 billion).

•                  The increase in unit sales was primarily due to significantly stronger demand for medium-sized vans in Western Europe. Worldwide unit sales of the Vito and Viano models increased significantly by 34% to 21,000 vehicles. This growth was mainly a result of the fact that sales were lower in the prior-year quarter because of suppliers’ delays with the delivery of diesel injection pumps.

•                  Despite the upcoming model changeover, we increased unit sales of the Sprinter by another 12% to 37,400 units. In the NAFTA region, 6,900 Sprinters were sold under the brands Mercedes-Benz, Dodge and Freightliner (+53%). There was also a pleasing increase in the German market of 20% to 8,700 units.

•                  The new Sprinter was presented to the public at the end of January, and customers’ reactions have been very positive. The Sprinter is supplied with three different wheel bases, in four lengths and in versions with a normal, high or ultra-high roof. The new Sprinter is ideally placed to continue the success story of the predecessor model.

Buses

Amounts in millions of €	Q1 2006	Q1 2005	Change in %

Revenues	781	680	+15
Unit sales	7,840	7,460	+5
Production	8,253	8,285	-0
Employees (March 31)	17,000	17,204	-1

•                  Sales of buses and chassis by the brands Mercedes-Benz, Setra and Orion increased by 5% to 7,800 units in the first quarter. Revenues increased by 15% to €781 million.

•                  In Europe, the high unit sales of the prior-year period were surpassed by 12%. This was primarily due to stronger sales of chassis and the successful city-bus series Mercedes-Benz Citaro. However, sales of inter-city buses decreased slightly.

•                  We achieved significant increases in unit sales in South America, particularly in Argentina, mainly as a result of growth in the city-bus segment.

•                  The Bus unit continued to maintain its innovation and technology leadership in 2006. The buses launched in Europe in 2005 - Mercedes-Benz Travego, Citaro Low Entry and Integro and the Setra MultiClass 400 - have been offered with the new Euro-4 engines featuring BlueTec technology since the beginning of 2006.

EADS

•                  The European Aeronautic Defence and Space Company (EADS), a leading company in the global aerospace and defense industry, will publish its figures on the first quarter of 2006 on May 16, 2006.

•                  In the first three months of the year 2006, Airbus delivered 101 aircraft to its customers (Q1 2005: 87 aircraft).

•                  In March, the new Airbus A380 completed its one-thousandth test flight hour. The evacuation test also went extremely well. The certification of the Airbus A380 is running according to schedule; first deliveries are planned for the end of this year. So far, 16 customers have placed orders for 159 of the A380.

•                  The Spanish Ministry for the Interior announced its intention to purchase 48 helicopters of the type EC 135 for its police forces. This order confirms Eurocopter’s market leadership as a supplier to security forces.

•                  In the space business, EADS received an order to develop and build the first four navigation satellites and a part of the ground-based infrastructure for the new European satellite navigation system, Galileo, and also to test this subsystem.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Income

	Consolidated		Industrial Business		Financial Services (1)
Amounts in millions of €, except per share amounts	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005

Revenues	37,185	31,744	33,076	28,180	4,109	3,564
Cost of sales	(31,288)	(26,021)	(27,910)	(23,118)	(3,378)	(2,903)
Gross margin	5,897	5,723	5,166	5,062	731	661
Selling, administrative and other expenses	(4,531)	(4,350)	(4,228)	(4,050)	(303)	(300)
Research and development	(1,384)	(1,347)	(1,384)	(1,347)	—	—
Other income	353	131	345	116	8	15
Income (loss) before financial income	335	157	(101)	(219)	436	376
Financial income (expense), net	(60)	80	(62)	79	2	1
Income (loss) before income taxes	275	237	(163)	(140)	438	377
Income tax benefit (expense)	29	60	200	203	(171)	(143)
Minority interests	(1)	(9)	2	(7)	(3)	(2)
Income before cumulative effects of changes in accounting principles	303	288	39	56	264	232
Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of SFAS 123R	(4)	—	(4)	—	—	—
Net income	299	288	35	56	264	232

Earnings per share
Basic earnings per share
Income before cumulative effects of changes in accounting principles	0.29	0.28
Cumulative effects of changes in accounting principles	—	—
Net Income	0.29	0.28
Diluted earnings per share
Income before cumulative effects of changes in accounting principles	0.29	0.28
Cumulative effects of changes in accounting principles	—	—
Net Income	0.29	0.28

(1) Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Condensed Consolidated Balance Sheets

	Consolidated		Industrial Business		Financial Services (1)
Amounts in millions of €	March 31, 2006	Dec. 31, 2005	March 31, 2006	Dec. 31, 2005	March 31, 2006	Dec. 31, 2005
	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Assets
Goodwill	1,857	1,881	1,792	1,822	65	59
Other intangible assets	3,118	3,191	3,062	3,133	56	58
Property, plant and equipment, net	36,244	36,739	36,075	36,565	169	174
Investments and long-term financial assets	6,311	6,356	6,039	6,084	272	272
Equipment on operating leases, net	35,542	34,238	3,932	3,629	31,610	30,609
Fixed assets	83,072	82,405	50,900	51,233	32,172	31,172
Inventories	19,999	19,139	18,678	17,674	1,321	1,465
Trade receivables	7,437	7,595	7,172	7,348	265	247
Receivables from financial services	60,720	61,101	—	—	60,720	61,101
Other assets	8,394	8,731	4,545	4,654	3,849	4,077
Securities	4,726	4,936	4,337	4,502	389	434
Cash and cash equivalents	6,317	7,711	5,261	6,894	1,056	817
Non-fixed assets	107,593	109,213	39,993	41,072	67,600	68,141
Deferred taxes	7,298	7,249	7,095	7,060	203	189
Prepaid expenses	1,365	1,391	1,261	1,299	104	92
Disposal group Off-Highway, assets held for sale	—	1,374	—	1,374	—	—
Total assets	199,328	201,632	99,249	102,038	100,079	99,594

Liabilities and stockholders’ equity
Capital stock	2,649	2,647
Additional paid-in capital	8,268	8,221
Retained earnings	31,987	31,688
Accumulated other comprehensive loss	(6,382)	(6,107)
Treasury stock	—	—
Stockholders’ equity	36,522	36,449	26,794	26,859	9,728	9,590
Minority interests	638	653	599	614	39	39
Accrued liabilities	45,280	46,682	44,052	45,389	1,228	1,293
Financial liabilities	79,690	80,932	2,483	4,146	77,207	76,786
Trade liabilities	16,075	14,591	15,858	14,381	217	210
Other liabilities	8,425	9,053	5,999	6,561	2,426	2,492
Liabilities	104,190	104,576	24,340	25,088	79,850	79,488
Deferred taxes	3,976	4,203	(2,365)	(2,309)	6,341	6,512
Deferred income	8,722	8,298	5,829	5,626	2,893	2,672
Disposal group Off-Highway, liabilities held for sale	—	771	—	771	—	—
Total liabilities	162,806	165,183	72,455	75,179	90,351	90,004

Total liabilities and stockholders’ equity	199,328	201,632	99,249	102,038	100,079	99,594

(1) Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholder’s Equity

				Accumulated other comprehensive loss
		Additional		Cumulative	Available-	Derivative	Minimum
	Capital	paid-in	Retained	translation	for-sale	financial	pension	Treasury
Amounts in millions of €	stock	capital	earnings	adjustment	securities	instruments	liability	stock	Total

Balance at January 1, 2005	2,633	8,042	30,361	(1,878)	127	1,858	(7,621)	—	33,522
Net income	—	—	288	—	—	—	—	—	288
Other comprehensive income (loss)	—	—	—	583	(16)	109	(83)	—	593
Total comprehensive income									881
Stock based compensation	—	27	—	—	—	—	—	—	27
Purchase of capital stock	—	—	—	—	—	—	—	(15)	(15)
Balance at March 31, 2005	2,633	8,069	30,649	(1,295)	111	1,967	(7,704)	(15)	34,415

Balance at January 1, 2006	2,647	8,221	31,688	849	109	635	(7,700)	—	36,449
Net income	—	—	299	—	—	—	—	—	299
Other comprehensive income (loss)	—	—	—	(407)	112	37	(17)	—	(275)
Total comprehensive income									24
Stock based compensation	—	21	—	—	—	—	—	—	21
Issuance of new shares	2	14	—	—	—	—	—	—	16
Purchase of capital stock	—	—	—	—	—	—	—	(14)	(14)
Re-issuance of treasury stock	—	—	—	—	—	—	—	14	14
Other	—	12	—	—	—	—	—	—	12
Balance at March 31, 2006	2,649	8,268	31,987	442	221	672	(7,717)	—	36,522

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Consolidated		Industrial Business		Financial Services (1)
Amounts in millions of €	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005

Net income	299	288	35	56	264	232
Income (loss) applicable to minority interests	1	9	(2)	7	3	2
Cumulative effects of changes in accounting principles	4	—	4	—	—	—
(Gains) losses on shares in companies	(195)	(1)	(197)	(1)	2	—
Depreciation and amortization of equipment on operating leases	1,748	1,406	99	115	1,649	1,291
Depreciation and amortization of fixed assets	1,540	1,849	1,529	1,833	11	16
Change in deferred taxes	(279)	(594)	(281)	(513)	2	(81)
Equity income from associated companies	(111)	(40)	(107)	(37)	(4)	(3)
Change in financial instruments	139	(112)	138	(70)	1	(42)
Gains on disposals of fixed assets/securities	(229)	(307)	(213)	(306)	(16)	(1)
Change in trading securities	1	3	(9)	1	10	2
Change in accrued liabilities	(60)	330	(22)	281	(38)	49
Net changes in inventory-related receivables from financial services	(260)	377	(260)	377	—	—
Changes in other operating assets and liabilities:
- Inventories, net	(1,222)	(2,246)	(1,107)	(2,204)	(115)	(42)
- Trade receivables	70	318	90	334	(20)	(16)
- Trade liabilities	1,695	1,836	1,687	1,842	8	(6)
- Other assets and liabilities	(157)	324	(225)	223	68	101
Cash provided by operating activities	2,984	3,440	1,159	1,938	1,825	1,502
Purchases of fixed assets:
- Increase in equipment on operating leases	(6,749)	(4,560)	(1,651)	(1,188)	(5,098)	(3,372)
- Purchase of property, plant and equipment	(1,440)	(1,475)	(1,430)	(1,466)	(10)	(9)
- Purchase of other fixed assets	(49)	(60)	(45)	(57)	(4)	(3)
Proceeds from disposals of equipment on operating leases	3,829	2,863	1,959	1,223	1,870	1,640
Proceeds from disposals of fixed assets	130	96	125	91	5	5
Payments for investments in businesses	(18)	(75)	(19)	(79)	1	4
Proceeds from disposals of businesses	897	3	906	(2)	(9)	5
Investments in/collections from wholesale receivables	(1,681)	(1,300)	7,362	4,936	(9,043)	(6,236)
Proceeds from sale of wholesale receivables	1,479	1,296	(7,037)	(5,319)	8,516	6,615
Investments in retail receivables	(7,700)	(8,877)	1,068	1,069	(8,768)	(9,946)
Collections on retail receivables	5,210	6,433	(1,196)	(1,064)	6,406	7,497
Proceeds from sale of retail receivables	2,500	3,943	—	—	2,500	3,943
(Acquisition) disposition of securities (other than trading), net	139	333	113	357	26	(24)
Change in other cash	(151)	(25)	(134)	(12)	(17)	(13)
Cash provided by (used for) investing activities	(3,604)	(1,405)	21	(1,511)	(3,625)	106
Change in financial liabilities (including amounts for commercial paper borrowings, net of €(1,271) in 2006 and €1,299 in 2005, respectively)	(591)	(558)	(2,435)	935	1,844	(1,493)
Dividends paid (incl. profit transferred from subsidiaries)	(2)	(3)	11	—	(13)	(3)
Proceeds from issuance of capital stock (incl. minority interests)	28	—	(4)	(14)	32	14
Purchase of treasury stock	(14)	(15)	(14)	(15)	—	—
Cash provided by (used for) financing activities	(579)	(576)	(2,442)	906	1,863	(1,482)
Effect of foreign exchange rate changes on cash and cash equivalents (originally maturing within 3 months)	(138)	209	(127)	192	(11)	17
Net increase (decrease) in cash and cash equivalents (originally maturing within 3 months)	(1,337)	1,668	(1,389)	1,525	52	143
Cash and cash equivalents (originally maturing within 3 months)
At beginning of period	7,619	7,381	6,803	6,381	816	1,000
At end of period	6,282	9,049	5,414	7,906	868	1,143

(1) Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1. Presentation of Condensed Consolidated Financial Statements

General. The unaudited interim condensed consolidated financial statements (“interim financial statements”) of DaimlerChrysler AG and subsidiaries (“DaimlerChrysler” or the “Group”) have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are presented in millions of euros (“€”).

Certain amounts reported in previous years have been reclassified to conform to the current period presentation.

All significant intercompany accounts and transactions have been eliminated. In the opinion of management, the interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations and financial position of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2005 audited consolidated financial statements and notes thereto included in DaimlerChrysler’s 2005 Annual Report on Form 20-F which was filed with the United States Securities and Exchange Commission (“SEC”) on March 6, 2006.

Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group’s customers. Accordingly, the Group’s consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers’ understanding of the Group’s interim financial statements, the accompanying financial statements present, in addition to the unaudited interim financial statements, unaudited information with respect to the results of operations and financial position of the Group’s industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP results of operations and financial position of the Group’s industrial or financial services business activities. Information concerning the financial services business activities of the Group contains the financing and leasing business of the Financial Services segment without Mobility Management and the activities of DaimlerChrysler Financial Services AG. Transactions between the Group’s industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

Preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses for the period. Actual amounts could differ from those estimates.

New Accounting Standards Adopted. In January 2006, DaimlerChrysler adopted Statement of Financial Reporting Standards (“SFAS”) 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) using a modified version of prospective application. The cumulative effect of the adoption of SFAS 123R is separately presented in the Group’s condensed consolidated statements of income. See Note 5 for further information.

In January 2006, DaimlerChrysler adopted Emerging Issues Task Force (“EITF”) 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements).” See Note 4 for further information.

New Accounting Standards Not Yet Adopted. In April 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FIN 46R-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46R” (“FSP FIN 46R-6”), which provides guidance on the application of FASB Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”). FSP FIN 46R-6 provides guidance about how to distinguish between contracts or arrangements that create variability in an entity (i.e., its risks and rewards) and contracts or arrangements that are exposed to or reduce that variability (i.e., variable interests). An entity is required by FIN 46R to consolidate a variable interest entity (“VIE”) if its share of the VIE’s risks and rewards is extensive enough to be the primary beneficiary. FSP FIN 46R-6 requires companies that have variable interests in a VIE to focus on the role that a contract or arrangement plays in the VIE rather than on the legal form or accounting classification of the contract or arrangement as an asset or liability. FSP FIN 46R-6 provides the following transition alternatives: (1) prospective application to all entities that the reporting enterprise first becomes involved with beginning the first day of the first reporting period that begins after June 15, 2006, and (2) retrospective application from the date FIN 46R was first applied. If elected, retrospective application must be implemented no later than the end of the first annual reporting period ending after July 15, 2006. DaimlerChrysler is currently determining the effect of FSP FIN 46R-6 on the Group’s consolidated financial statements.

2. Acquisitions and Dispositions

Off-Highway Business. On December 27, 2005, as part of the Group’s ongoing strategy to focus on its core automotive business, DaimlerChrysler entered into a share sale and purchase agreement with the Swedish investor group EQT regarding the sale of a major portion of its Off-Highway Business Unit, including the MTU-Friedrichshafen GmbH Group and the Off-Highway activities of Detroit Diesel Corporation. The sale was consummated in the first quarter of 2006. The consideration received from the buyer consisted of €822 million in cash and a note receivable with a fair value of €58 million which is due in 2018. In the first quarter of 2006, operating profit of the Van, Bus, Other segment and net income of the Group were positively impacted by €234 million and €202 million, respectively, by the disposal of Off-Highway business (see Note 16). The final sale price is subject to adjustment based on customary representations and warranties included in the share sale and purchase agreement.

3. Significant Equity Method Investments

EADS. On April 4, 2006, DaimlerChrysler entered into a forward sales agreement with several financial institutions to sell a 7.5% interest in the European Aeronautic Defence and Space Company EADS N.V. (“EADS”). Simultaneously, DaimlerChrysler entered into a securities lending agreement with those financial institutions for the same number of shares of EADS. As collateral, DaimlerChrysler received a lien on a securities account of equivalent value as the shares loaned by DaimlerChrysler. The settlement of the forward sale agreement and thus the realization of the sale are expected to take place between January and April 2007. Because this transaction does not meet the criteria of a sale, the loaned EADS shares, together with those shares representing a 3% interest in EADS subject to a different securities lending agreement entered into on July 7, 2004, continue to be carried as an investment on the balance sheet and, accordingly, DaimlerChrysler still accounts for its 33% proportionate share of EADS’ income when applying the equity method of accounting. The forward sale agreement will be accounted for as a derivative with changes in fair value subsequent to initial measurement recognized in income.

Toll Collect. DaimlerChrysler Financial Services AG and Deutsche Telekom AG each hold a 45% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH). On December 20, 2005 Toll Collect GmbH received a preliminary operating permit as specified in the Operating Agreement. Failure to obtain the final operating permit by January 1, 2007, at the latest, may lead to termination of the Operating Agreement by the Federal Republic of Germany. Toll Collect GmbH expects to receive a final operating permit in due time but not before June 2006.

4. Functional Costs and Other Expenses

Altersteilzeit Early Retirement Programs. On January 1, 2006, upon the adoption of EITF 05-5, DaimlerChrysler changed its estimates of the effects of employee bonuses and other benefits provided under the German Altersteilzeit early retirement program and other benefit arrangements with the same or similar terms. DaimlerChrysler also adjusted its accounting for the related reimbursement subsidies received from the German government when certain conditions are met. The adoption of EITF 05-5 resulted in a gain from the reduction of the related provision of €166 million (€102 million, net of taxes, or €0.10 per share, respectively) which was primarily recognized in “cost of sales” in the first quarter of 2006.

Headcount reduction initiative at Mercedes Car Group. In September 2005, DaimlerChrysler initiated a program to enhance the competitiveness of the Mercedes Car Group. The program is expected to reduce headcount by 8,500 employees in Germany, primarily through voluntary termination contracts. The initiative is expected to be finalized during the second half of 2006. The individual benefits are based on age, salary levels and past service.

As of December 31, 2005, approximately 5,000 employees had accepted the program and signed severance contracts. During the three months ended March 31, 2006, approximately 2,800 additional employees signed severance contracts. For the contracts signed in the first quarter of 2006, expenditures of €269 million will be incurred of which €203 million was recorded in the Group’s condensed consolidated statements of income for the three months ended March 31, 2006, primarily within “cost of sales.” An amount of €66 million is available under the terms of a deferred compensation fund set up under the Compensation Framework Agreement (ERA), a collective bargaining agreement in Germany. Under this agreement, DaimlerChrysler had to recognize a liability in prior years for ERA as a portion of the compensation increase in these years was to be unconditionally paid to employees at a later date. In an agreement with the worker’s council of DaimlerChrysler, it was determined that the fund should be used for purposes such as termination and early retirement benefits with any unused balance otherwise distributed to employees. The changes in the liabilities for termination benefits for the three months ended March 31, 2006 were as follows:

(in millions of €)
Balance at December 31, 2005	600
Additional charges	203
Reclassifications from ERA	66
Payments	(585)
Balance at March 31, 2006	284

smart Realignment. At the beginning of 2005, DaimlerChrysler decided to reduce the production volume of the smart forfour, to cease the production of the smart roadster by the end of 2005, and not to proceed with the development of the smart SUV. These measures resulted in charges of €800 million in the first three months of 2005.

Due to refinements of estimates for workforce reduction measures, DaimlerChrysler recorded adjustments of €2 million during the first three months of 2006, which are recognized in “general administrative expense.”

As a result of the further depressed sales development of the smart forfour, DaimlerChrysler decided in the first quarter of 2006 to cease the production of the smart forfour in 2006 to only focus its smart brand on the smart fortwo and to integrate the activities of smart into the Mercedes-Benz organization by the end of 2006.

The smart forfour is assembled by Mitsubishi Motors Corporation (“MMC”) under the terms of a contract manufacturing agreement. In March 2006, DaimlerChrysler and MMC signed a letter of intent, which sets forth the general conditions of a termination of that agreement. Based on these conditions, DaimlerChrysler recorded charges of €592 million relating to termination payments to MMC and suppliers. These charges are recognized in “cost of sales” in the first quarter of 2006.

Additional charges totaling to €369 million were recorded in the first quarter of 2006 for inventory write-downs, higher incentives, the recognition of lower estimated residual values of smart vehicles, and estimated payments for the reorganization of the distribution network. These charges were recognized as a reduction of “revenues” (€22 million), and as “cost of sales” (€133 million) and “selling, administrative and other expenses” (€214 million).

Also in the first quarter of 2006, DaimlerChrysler approved plans to reduce workforce located in Böblingen (Germany). Estimated severance benefits consist of continued pay for a period after the end of service and cash severance. Therefore, charges of €21 million were recognized in “selling, administrative and other expenses” in the first quarter of 2006.

All charges related to the realignment of smart and to the cancellation of the production of the smart forfour were allocated to the Mercedes Car Group segment. The development of balances, which lead to payments in subsequent periods, is summarized as follows:

(in millions of €)	Workforce reduction	Other costs	Total
Balance at January 1, 2005	—	—	—
Initial charges	—	286	286
Balance at March 31, 2005	—	286	286
Additional net charges	24	266	290
Payments	(16)	(443)	(459)
Balance at December 31, 2005	8	109	117
Releases	(2)	—	(2)
Additional charges	21	807	828
Payments	(2)	(22)	(24)
Balance at March 31, 2006	25	894	919

In addition to the charges recorded in the first quarter of 2006, DaimlerChrysler expects additional charges to be incurred primarily related to the integration of the smart activities into the Mercedes-Benz-organization and additional workforce reduction measures. DaimlerChrysler expects the balance of €919 million as of March 31, 2006 to be paid during the remainder of 2006.

5. Cumulative Effects of Changes in Accounting Principles

Share-Based Compensation. On January 1, 2006, DaimlerChrysler adopted SFAS 123R, using a modified version of prospective application. The cumulative effect of adopting SFAS 123R was a reduction of net income of €4 million, net of taxes of €3 million (€0.00 per share), recognized in the first quarter of 2006.

6. Goodwill

During the three months ended March 31, 2006, the carrying amount of goodwill was reduced by €24 million. The decrease is primarily the result of currency translation adjustments.

7. Other Intangible Assets

Other intangible assets are comprised of:

(in millions of €)	At March 31, 2006	At Dec. 31, 2005
Other intangible assets subject to amortization
Gross carrying amount	1,664	1,628
Accumulated amortization	(970)	(941)
Net carrying amount	694	687
Other intangible assets not subject to amortization	2,424	2,504
	3,118	3,191

DaimlerChrysler’s other intangible assets subject to amortization represent concessions, industrial property rights and similar rights as well as software developed or obtained for internal use. During the three months ended March 31, 2006, additions of €37 million were recognized. The aggregate amortization expense for the three months ended March 31, 2006 and 2005, was €53 million and €47 million, respectively.

Other intangible assets not subject to amortization represent primarily intangible pension assets.

8. Inventories

Inventories are comprised of the following:

(in millions of €)	At March 31, 2006	At Dec. 31, 2005
Raw materials and manufacturing supplies	1,931	1,906
Work-in-process	3,248	2,924
Finished goods, parts and products held for resale	14,916	14,414
Advance payments to suppliers	22	47
	20,117	19,291
Less: Advance payments received	(118)	(152)
	19,999	19,139

9. Cash and Cash Equivalents

As of March 31, 2006, and December 31, 2005, “cash and cash equivalents” as disclosed in the condensed consolidated balance sheets includes €35 million and €92 million, respectively, of deposits with original maturities of more than three months.

10. Stockholders’ Equity

During the three-month period ended March 31, 2006, DaimlerChrysler purchased 0.3 million of its Ordinary Shares for €14 million and re-issued these shares for €14 million in connection with an employee share purchase plan.

On April 12, 2006, the annual meeting authorized DaimlerChrysler to acquire treasury stocks through October 12, 2007, for certain defined purposes up to a maximum nominal amount of €264 million of capital stock, representing approximately 10% of the capital stock reported as of December 31, 2005.

The annual meeting also approved DaimlerChrysler to distribute €1,527 million (€1.50 per share) of its 2005 earnings as a dividend to the stockholders. The dividend was paid on April 13, 2006, to investors owning DaimlerChrysler shares on April 12, 2006.

11. Stock-Based Compensation

The stock-based employee compensation included in the determination of net income for the three-month period ended March 31, 2005, is less than the amount that would have been recognized if the fair value based method had been applied to all awards granted since the original effective date of SFAS 123, “Accounting for Stock-Based Compensation.”

The following table illustrates the effect on net income and earnings per share for the three-month period ended March 31, 2005, as if the fair value method of SFAS 123 had been applied to all outstanding and unvested awards when they were issued.

Three months ended March 31,
2005
Net income (in millions of €)
Net income	288
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	19
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(21)
Pro forma net income	286

Earnings per share (in €)
Basic	0.28
Basic – pro forma	0.28
Diluted	0.28
Diluted – pro forma	0.28

12. Accrued Liabilities

Accrued liabilities are comprised of the following:

(in millions of €)	At March 31, 2006	At Dec. 31, 2005
Pension plans and similar obligations (see Note 12a)	15,472	15,482
Income and other taxes	3,323	3,396
Other accrued liabilities (see Note 12b)	26,485	27,804
	45,280	46,682

a)              Pension Plans and Similar Obligations

Pension Plans

The components of net periodic pension cost for the three-month periods ended March 31, 2006 and 2005, were as follows:

	Three months ended			Three months ended
	March 31, 2006			March 31, 2005
		German	Non-German		German	Non-German
(in millions of €)	Total	Plans	Plans	Total	Plans	Plans
Service cost	215	97	118	176	70	106
Interest cost	474	145	329	456	150	306
Expected return on plan assets	(639)	(198)	(441)	(570)	(169)	(401)
Amortization of:
Unrecognized net actuarial losses	191	57	134	152	50	102
Unrecognized prior service cost	71	—	71	66	—	66
Net periodic pension cost	312	101	211	280	101	179
Settlement / curtailment loss	4	—	4	—	—	—
Net pension cost	316	101	215	280	101	179

Contributions. Employer contributions to the Group’s defined benefit pension plans were €101 million for the three-month period ended March 31, 2006. DaimlerChrysler provided additional contributions to the Group’s defined benefit pension plans of €18 million on April 3, 2006.

Other Postretirement Benefits

The components of net periodic postretirement benefit cost for the three-month periods ended March 31, 2006 and 2005, were as follows:

	Three months ended March 31,
(in millions of €)	2006	2005
Service cost	78	66
Interest cost	238	216
Expected return on plan assets	(44)	(37)
Amortization of:
Unrecognized net actuarial losses	89	66
Unrecognized prior service cost	(14)	2
Net periodic postretirement benefit cost	347	313

In March 2006, DaimlerChrysler Corporation, a subsidiary of DaimlerChrysler AG, announced changes to the health care programs it offers to active and retired professional-administrative, management and executive employees. Effective January 1, 2007, active employees will pay health care premiums based on rank and salary level; pre-Medicare-eligible retirees (under age 65) will pay a scaled share of annual increases proportionate to their salaries at the time of retirement; and Medicare-eligible retirees (age 65 and over) will receive contributions in a Health Care Retirement Account instead of a health care plan. These health care changes reduced the accumulated postretirement benefit obligation (APBO) by approximately €0.5 billion as of January 1, 2006. The impact of the remeasurement of the APBO is being amortized over the remaining service period of active employees beginning at January 1, 2006. Consequently, the net periodic postretirement benefit cost for 2006 will be reduced by approximately €0.1 billion; €18 million thereof are recognized in the first quarter of 2006.

Contributions. Employer contributions to the Group’s other postretirement plans were €1 million for the three-month period ended March 31, 2006.

b)              Other Accrued Liabilities

The Group issues various types of product guarantees under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The accrued liability for these product guarantees covers expected costs for legally and contractually obligated warranties as well as expected costs for policy coverage, recall campaigns and buyback commitments. The liability for buyback commitments represents the expected costs related to the Group’s obligation, under certain conditions, to repurchase a vehicle from a customer. Buybacks may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues.

The changes in provisions for these product guarantees are summarized as follows:

(in millions of €)	2006	2005
Balance at January 1	11,632	10,877
Currency changes	(156)	241
Utilizations	(1,473)	(1,466)
Product warranties issued in respective year	1,198	1,091
Changes from prior period product warranties issued	(19)	454
Balance at March 31	11,182	11,197

The Group also offers customers the opportunity to purchase separately priced extended warranty and maintenance contracts. The revenue from these contracts is deferred at the inception of the contract and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. Included in “deferred income” in the condensed consolidated balance sheets, the deferred revenue from these contracts is summarized as follows:

(in millions of €)	2006	2005
Balance at January 1	1,548	1,115
Currency changes	(29)	50
Deferred revenue current period	169	126
Earned revenue current period	(129)	(109)
Balance at March 31	1,559	1,182

13. Financial Liabilities

Financial liabilities are comprised of the following:

(in millions of €)	At March 31, 2006	At Dec. 31, 2005
Notes/Bonds	46,584	47,432
Commercial paper	7,658	9,104
Liabilities to financial institutions	17,924	17,472
Liabilities to affiliated companies	707	493
Deposits from direct banking business	3,222	3,205
Loans, other financial liabilities	18	27
Liabilities from capital lease and residual value guarantees	3,577	3,199
	79,690	80,932

14. Legal Proceedings

As previously reported, two purported class action lawsuits are pending in various U.S. courts that allege that the paint applied to 1982–1997 model year Chrysler, Plymouth, Jeep® and Dodge vehicles delaminates, peels or chips as the result of defective paint, paint primer, or application processes. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys’ fees and costs. Eight other previously reported class action lawsuits regarding paint delamination have been dismissed.

As previously reported, more than 80 purported class action lawsuits alleging violations of antitrust law are pending against DaimlerChrysler and several of its U.S. subsidiaries, six other motor vehicle manufacturers, operating subsidiaries of those companies in both the United States and Canada, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. They seek injunctive relief and treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. The federal court actions have been consolidated in the U.S. District Court for the District of Maine for purposes of pretrial proceedings, and the state cases filed in California have been consolidated in the California Superior Court in San Francisco County. In March 2006, the federal court certified a nationwide class of buyers and lessees solely for injunctive relief, and deferred a decision whether to certify one or more state law damages classes. DaimlerChrysler believes the complaints against it are without merit and plans to defend itself against them vigorously.

As previously reported, the BaFin (German Federal Financial Supervisory Authority) is investigating whether DaimlerChrysler AG’s public ad hoc disclosure on July 28, 2005 that Professor Schrempp would leave the company at the end of 2005 was timely. If the BaFin determines that the company improperly filed such disclosure, it could fine DaimlerChrysler up to €1 million. In a related matter, the District Attorney’s Office in Stuttgart closed the previously reported investigation of alleged insider trading in DaimlerChrysler shares by two DaimlerChrysler senior executives prior to the ad hoc disclosure. In April 2006, the District Attorney’s Office also closed the previously reported investigation of alleged insider tipping by the Chairman of our Supervisory Board in advance of such disclosure. In March 2006, the Stuttgart district court approved a model case pursuant to German law (KapMuG) in connection with a lawsuit filed by shareholders of DaimlerChrysler who claim damages based on the alleged unduly delayed ad hoc disclosure.

Various other previously reported legal proceedings are pending against DaimlerChrysler, as described in Note 31 to DaimlerChrysler’s 2005 consolidated financial statements (included in the Group’s 2005 Annual Report on Form 20-F).

15. Contingent Obligations and Commercial Commitments

Contingent Obligations. Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	Maximum potential future obligation		Amount recognized as a liability
(in millions of €)	At March 31, 2006	At Dec. 31, 2005	At March 31, 2006	At Dec. 31, 2005
Guarantees for third party liabilities	1,891	1,819	408	412
Guarantees under buyback commitments	1,394	1,499	364	406
Other contingent obligations	230	249	124	125
	3,515	3,567	896	943

The parent company of the Group (DaimlerChrysler AG) provides guarantees to third parties for certain obligations of its consolidated subsidiaries. At March 31, 2006, these guarantees amounted to €53.2 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

Commercial Commitments. Several major tier one automotive suppliers in the U.S. have initiated bankruptcy proceedings during the past twelve months, including Collins & Aikman Corporation (“C&A”) and Delphi Corporation (“Delphi”), both of whom supply components to DaimlerChrysler. A prolonged interruption in the supply of those components would adversely affect us, particularly components purchased from C&A, which are used in most Chrysler Group vehicles, in the M-Class and R-Class vehicles, and in vans produced in Europe.

Delphi is seeking Bankruptcy Court approval to reject the collective bargaining agreement covering its union employees in the U.S., and those employees have threatened to strike if the contract is rejected. A prolonged strike would disrupt the production of certain Chrysler Group vehicles. With respect to the situation at Delphi, DaimlerChrysler additionally has to secure the support of the entire existing supply chain to avoid disruptions in the production of certain Mercedes Car Group vehicles.

16. Segment Reporting

Segment information for the three-month periods ended March 31, 2006 and 2005, is as follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other	Total Segments	Eliminations	Consolidated
Three months ended March 31, 2006
Revenues	11,637	12,548	6,728	3,503	2,769	37,185	—	37,185
Intersegment sales	687	24	650	606	434	2,401	(2,401)	—
Total revenues	12,324	12,572	7,378	4,109	3,203	39,586	(2,401)	37,185

Operating Profit (Loss)	(678)	119	426	448	423	738	153	891

Three months ended March 31, 2005
Revenues	9,562	10,731	6,035	2,995	2,421	31,744	—	31,744
Intersegment sales	821	4	698	572	384	2,479	(2,479)	—
Total revenues	10,383	10,735	6,733	3,567	2,805	34,223	(2,479)	31,744

Operating Profit (Loss)	(954)	252	698	328	234	558	70	628

On January 24, 2006, DaimlerChrysler announced a new management model. As part of the new management model, DaimlerChrysler changed the composition of its business segments by reporting the van and bus business units within its Other Activities segment. As a result of these changes, the Commercial Vehicles segment was renamed to Truck Group and the segment Other Activities was renamed to Van, Bus, Other. The comparative 2005 segment information has been revised to reflect the changed segment composition.

The operating profit of the Van, Bus, Other segment for the first quarter of 2006 includes a gain of €234 million from the disposed of Off-Highway business (see Note 2).

In the three months ended March 31, 2006 the operating loss of the Mercedes Car Group segment includes charges of €203 million for the headcount reduction initiative at Mercedes Car Group. Charges of €982 million (2005: €800 million) resulted from the decision to terminate the production of the smart forfour and the realignment of the business model for smart, respectively. Thereof €154 million (2005: €514 million) are attributable to non-cash impairment charges and asset write-downs and €828 million (2005: €286 million) are attributable to additions to reserves for issues that will lead to or have resulted in payments in future periods (see Note 4).

The previously announced settlement with MMC associated with quality issues and recall campaigns at MFTBC resulted in a favorable impact of €276 million, which is included in the operating profit of the Truck Group segment in the first quarter of 2005.

The reconciliation of total segment operating profit to consolidated income before income taxes and minority interests is as follows:

	Three months ended March 31,
(in millions of €)	2006	2005
Total segment operating profit	738	558
Elimination and consolidation amounts	153	70
Total Group operating profit	891	628
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(322)	(289)
Interest and similar income	182	144
Interest and similar expenses	(296)	(186)
Other financial income (expenses), net	(61)	95
Miscellaneous items, net	(1)	(1)
The Group’s share of the above reconciling items included in the net results of investments accounted for at equity	(118)	(154)
Consolidated income before income taxes and minority interests	275	237

17. Earnings per Share

The computation of basic and diluted earnings per share for “Net income” is as follows:

	Three months ended March 31,
(in millions of € or millions of shares, except earnings per share)	2006	2005
Income before cumulative effects of changes in accounting principles – basic	303	288
Interest expense on convertible bonds and notes (net of tax)	—	—
Income before cumulative effects of changes in accounting principles – diluted	303	288

Weighted average number of shares outstanding – basic	1,018.4	1,012.8
Dilutive effect of stock options	8.5	2.9
Weighted average number of shares outstanding – diluted	1,026.9	1,015.7

Earnings per share before cumulative effects of changes in accounting principles
Basic	0.29	0.28
Diluted	0.29	0.28

Stock options to acquire 47.3 million and 66.3 million DaimlerChrysler Ordinary Shares that were issued in connection with the 2000 Stock Option Plan were not included in the computation of diluted earnings per share for the three-month periods ended March 31, 2006 and 2005, respectively, because the options’ underlying exercise prices were greater than the average market prices of DaimlerChrysler Ordinary Shares for these periods.

Addresses/Information

Investor Relations

Stuttgart

Phone	+49 711 17 92261, 17 95277 or 17 95256
Fax	+49 711 17 94109 or 17 94075

Auburn Hills

Phone	+1 248 512 2812 or 2923
Fax	+1 248 512 2912

This report and additional information on DaimlerChrysler are available on the Internet at:

www.daimlerchrysler.com

Concept and contents

DaimlerChrysler AG

Investor Relations

Publications for our shareholders:

•    Annual Report (German, English)

•    Form 20-F (English)

•    Interim Reports on 1st, 2nd and 3rd quarters (German, English)

•    Environment Report (German, English)

•    Social Responsibility Report (German, English)

•    Sustainability Report (German, English)

Financial Calendar 2006

Annual Meeting	April 12, 2006

Interim Report Q1 2006	April 27, 2006

Interim Report Q2 2006	July 27, 2006

Interim Report Q3 2006	October 25, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: April 27, 2006